Exhibit 99.1

Guardforce AI Announces Extension of Smart Retail Solutions Partnership

with Major Global Sportswear Brand

NEW YORK, February 26, 2026 -- Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an AI-driven technology company providing Agentic AI smart solutions in automation, robotics, and secured logistics, today announced the extension of its partnership to provide smart retail business solutions to the Thailand branch of a renowned global sportswear brand.

Under the extended partnership, Guardforce AI acts as an important technology partner in the client’s ongoing national renovation plan. The Company has received the first batch of requests to deploy its smart retail solutions at five additional retail locations in 2026, and one more installation scheduled for 2027.

Previously, the Company deployed similar solutions at two of the brand’s locations, and installed AI camera systems across 13 additional stores in 2025, following completion of a proof of concept in mid 2025.

Guardforce AI’s smart retail solution integrates AI-driven CCTV surveillance analytics and RFID-based inventory systems allowing high-traffic retailers to manage people, goods, and physical spaces with significantly greater operational efficiency than traditional retail monitoring systems. The solution has been proven to:

●	Enhance store security and reduce theft;

●	Significantly decrease inventory inaccuracies;

●	Reduce manual labor time and human error;

●	Optimize store layout to maximize sales;

●	Accurately correlate foot traffic with sales performance; and

●	Provide benchmark performance metrics across multiple retail locations.

“At Guardforce AI, we are dedicated to providing the best services to our clients,” said Chairwoman and Chief Executive Officer Lei (Olivia) Wang, “This partnership extension demonstrates our ability to market sophisticated AI-driven smart solutions to leading retail brands.

“We believe these smart solutions can be further deployed across many of the 5,000 retail stores we currently serve via our legacy secured logistics business – a pathway that could generate substantial revenue to our company and drive exponential growth compared to 2025.”

Ms. Wang said she looked forward to announcing additional developments on the Company’s smart retail solutions “in the near future.”

About Guardforce AI Co., Ltd.

Guardforce AI (Nasdaq: GFAI, GFAIW) is an AI-driven technology company with a solid operational foundation in the cash logistics and retail sectors. Through its proprietary Intelligent Cloud Platform (ICP), Guardforce AI delivers next generation smart solutions and AI applications spanning cash management, retail automation, robotics, and Agentic AI. Expanding into areas such as travel planning, the Company is demonstrating how scalable AI can drive industry transformation, balancing stable, recurring revenues with high-growth, future-ready innovations. For more information, visit www.guardforceai.com Twitter: @Guardforceai.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

Office: (646) 893-5835

Email: guardforceai@skylineccg.com